PRIMERO MINING CORP.
SEPTEMBER 30, 2016

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2016	2015	2016	2015

Revenue	5	$57,012	$79,219	$166,995	$219,900
Operating expenses		(41,083)	(41,859)	(120,407)	(121,038)
Depreciation and depletion		(15,994)	(19,535)	(47,826)	(58,489)
Total cost of sales		(57,077)	(61,394)	(168,233)	(179,527)
Earnings (loss) from mine operations		(65)	17,825	(1,238)	40,373
Exploration expenses		(206)	(231)	(1,152)	(1,091)
General and administrative expenses		(8,223)	(6,247)	(21,402)	(21,411)
Earnings (loss) from operations		(8,494)	11,347	(23,792)	17,871
Transaction costs and other expenses		-	-	(1,214)	(3,685)
Finance expense	10	(2,314)	(3,057)	(7,454)	(7,860)
Mark-to-market gain on debentures & warrants	8(d),14(a)	2,756	9,000	103	13,500
Other income (expenses)	11	(484)	(5,347)	(836)	(2,475)
Earnings (loss) before income taxes		(8,536)	11,943	(33,193)	17,351
Income tax expense	12	(3,197)	(17,346)	(11,140)	(25,909)
Net loss for the period		($11,733)	($5,403)	($44,333)	($8,558)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $ nil		17	(131)	27	(865)
Unrealized gain on investment in Fortune Bay, net of tax of $ nil		835	-	1,058	60
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $ nil		-	-	-	456
Total comprehensive loss for the period		($10,881)	($5,534)	($43,248)	($8,907)
Basic loss per share		($0.06)	($0.03)	($0.26)	($0.05)
Diluted loss per share		($0.06)	($0.03)	($0.26)	($0.05)
Weighted average number of common shares outstanding
Basic		187,928,499	162,472,841	172,942,184	162,202,155
Diluted		187,928,499	162,472,841	172,942,184	162,202,155

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		September 30	December 31
	Notes	2016	2015

Assets
Current assets
Cash and cash equivalents		$31,159	$45,601
Trade and other receivables		568	1,793
Taxes receivable		32,037	30,689
Prepaid expenses		3,813	8,524
Inventories	6	24,503	31,964
Total current assets		92,080	118,571
Non-current assets
Restricted cash		4,685	5,920
Mining interests	7	807,270	790,118
Deferred tax asset		3,533	3,781
Taxes receivable		8,906	-
Long-term stockpile	6	-	5,694
Other non-current assets		1,583	884
Total assets		$918,057	$924,968

Liabilities
Current liabilities
Trade and other payables		$36,355	$44,972
Income tax payable		538	12,870
Other taxes payable		2,535	3,406
Current portion of long-term debt	8	51,746	52,417
Total current liabilities		91,174	113,665
Non-current liabilities
Other taxes payable		14,152	13,354
Deferred tax liability		61,548	53,107
Decommissioning liability		30,983	28,294
Long-term debt	8	62,373	62,727
Warrant liability	14(a)	4,197	-
Other long-term liabilities		4,367	4,945
Total liabilities		$268,794	$276,092

Shareholders' equity
Share capital	14(a)	$906,477	$867,375
Shares reserved for future issuance	14(a)	2,158	-
Contributed surplus	14(b)	57,359	54,984
Accumulated other comprehensive loss		(3,565)	(4,650)
Deficit		(313,166)	(268,833)
Total shareholders' equity		$649,263	$648,876
Total liabilities and shareholders' equity		$918,057	$924,968

Commitments and contingencies (Notes 12(b) and 18)
See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS , EXCEPT FOR NUMBER OF COMMON SHARES )
(UNAUDITED )

							Accumulated
				Shares reserved			other
		Share capital		for future	Warrants	Contributed	comprehensive
	Notes	Shares	Amount	issuance	reserve	surplus	income	Deficit	Total equity
Balance, January 1, 2015		161,555,875	$858,761	$-	$34,782	$21,526	($5,161)	($161,923)	$747,985
Shares issued for
Exercise of stock options		300,000	1,120	-	-	(294)	-	-	826
PSUs settled in shares		637,883	3,195	-	-	(3,398)	-	-	(203)
Expiry of warrants		-	-	-	(34,782)	34,782	-	-	-
Share-based compensation		-	-	-	-	5,694	-	-	5,694
Other comprehensive income, net of tax		-	-	-	-	-	(349)	-	(349)
Loss for the period		-	-	-	-	-	-	(8,558)	(8,558)
Balance, September 30, 2015		162,493,758	$863,076	$-	$-	$58,310	($5,510)	($170,481)	$745,395

Balance, January 1, 2016		164,185,807	$867,375	$-	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
Public equity offering (net of transaction costs)	14(a)	22,022,500	33,047	-	-	-	-	-	33,047
Acquisition of mining concessions	14(a)	879,397	1,679	-	-	-	-	-	1,679
PSUs settled in shares	14(b)	1,163,962	4,376	-	-	(4,376)	-	-	-
Common shares reserved for future issuance	14(a)	-	-	2,158	-	-	-	-	2,158
Share-based compensation	14(b)	-	-	-	-	6,751	-	-	6,751
Other comprehensive income, net of tax		-	-	-	-	-	1,085	-	1,085
Loss for the period		-	-	-	-	-	-	(44,333)	(44,333)
Balance, September 30, 2016		188,251,666	$906,477	$2,158	$-	$57,359	($3,565)	($313,166)	$649,263

Total comprehensive loss was $43.2 million for the nine months ended September 30, 2016 (September 30, 2015 – $8.9 million) .
See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 20, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

			Three months ended		Nine months ended
			September 30		September 30
	Notes		2016	2015	2016	2015
Operating activities
Earnings (loss) before income taxes			($8,536)	$11,943	($33,193)	$17,351
Adjustments for:
Depreciation and depletion			15,994	19,535	47,826	58,489
Share-based compensation expense			2,679	1,285	6,762	6,360
Payments made under the Phantom Share Unit Plan			(86)	(196)	(372)	(3,813)
Mark-to-market loss (gain) on convertible debentures			(1,875)	(9,000)	375	(13,500)
Mark-to-market gain on warrant liability			(881)	-	(478)	-
Write-down of inventory			535	745	1,040	1,791
Unrealized foreign exchange loss (gain)			(91)	(1,712)	2,771	(3,232)
Taxes paid			(3,888)	(5,574)	(24,193)	(11,421)
Other			(600)	39	129	(955)
Other adjustments
Transaction costs (disclosed in financing activities)			-	-	232	3,651
Finance income (disclosed in investing activities)			(26)	(16)	(70)	(94)
Finance expense			2,314	3,057	7,454	7,860
Operating cash flow before working capital changes			5,539	20,106	8,283	62,487
Changes in non-cash working capital	13		(10,718)	7,998	(199)	(18,970)
Cash provided by operating activities			($5,179)	$28,104	$8,084	$43,517
Investing activities
Expenditures on mining interests			($14,363)	($20,687)	($53,200)	($60,448)
Cash used in investing activities			($14,363)	($20,687)	($53,200)	($60,448)
Financing activities
Proceeds from equity offering	14	(a)	$-	$-	$39,958	($40,000)
Transaction costs on equity offering	14	(a)	-	-	(2,464)	-
Drawdown on revolving credit facility	8	(c)	-	-	50,000	-
Repayment of convertible debenture	8	(a)	-	-	(48,116)	-
Payments on capital leases			(1,247)	(1,533)	(3,249)	(4,832)
Funds released from reclamation bond			-	-	1,564	9,846
Interest paid			(2,608)	(3,175)	(7,038)	(6,173)
Proceeds from exercise of options			-	-	-	826
Issuance of convertible debt	8	(d)	-	-	-	75,000
Transaction costs on issuance of convertible debt			-	-	-	(3,651)
Cash provided by financing activites			($3,855)	($4,708)	$30,655	$31,016
Effect of foreign exchange rate changes on cash			$80	$565	$19	$1,630
Increase (decrease) in cash			($23,317)	$3,274	($14,442)	$15,715
Cash, beginning of period			54,476	39,830	45,601	27,389
Cash, end of period			$31,159	$43,104	$31,159	$43,104

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

1.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34), as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with Primero Mining Corp.’s (the Company) most recently issued annual consolidated financial statements, which include information necessary or useful to understanding the Company’s business and financial statement presentation.

The Company’s significant accounting policies, estimates and judgements were presented in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2015 and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 8, 2016.

2.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Primero will be required to adopt IFRS 9, Financial Instruments on January 1, 2018. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. It also provides a new impairment model and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

3.	Tax ruling in Mexico

On October 4, 2012, Primero Empresa Minera, S.A. de C.V. (PEM) received a ruling (APA Ruling) from the Mexican tax authority, Servicio de Administración Tributaria (the SAT) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The amount of additional taxes for which the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time but if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

For 2015 and the nine months ended September 30, 2016, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
At September 30, 2016
Current assets	$57,679	$1,534	$20,589	$12,278	$92,080
Mining interests	540,615	65,045	201,261	349	807,270
Other non-current assets	12,439	-	4,685	1,583	18,707
Total assets	$610,733	$66,579	$226,535	$14,210	$918,057

Current liabilities	$23,189	$22	$12,973	$54,990	$91,174
Non-current liabilities	83,744	5,924	21,575	66,377	177,620
Total liabilities	$106,933	$5,946	$34,548	$121,367	$268,794

As at December 31, 2015
Current assets	$80,048	$2,044	$28,425	$8,054	$118,571
Mining interests	541,988	63,232	184,485	413	790,118
Other non-current assets	3,781	-	11,615	883	16,279
Total assets	$625,817	$65,276	$224,525	$9,350	$924,968

Current liabilities	$44,284	$91	$12,543	$56,747	$113,665
Non-current liabilities	73,850	6,037	20,197	62,343	162,427
Total liabilities	$118,134	$6,128	$32,740	$119,090	$276,092

Nine Months Ended September 30, 2016
Revenue	$113,492	$-	$53,503	$-	$166,995
Operating expenses	79,578	-	40,829	-	120,407
Depreciation and depletion	35,549	64	12,110	103	47,826
Total cost of sales	115,127	64	52,939	103	168,233
Earnings (loss) from mine operations	(1,635)	(64)	564	(103)	(1,238)
Exploration expenses	(1,152)	-	-	-	(1,152)
General and administrative expenses	(3,944)	(84)	(722)	(16,652)	(21,402)
Earnings (loss) from operations	(6,731)	(148)	(158)	(16,755)	(23,792)
Other income (expense) items	(1,792)	(232)	(1,096)	(6,281)	(9,401)
Earnings (loss) before income taxes	(8,523)	(380)	(1,254)	(23,036)	(33,193)
Income tax recovery (expense)	(12,274)	113	1,021	-	(11,140)
Net loss	($20,797)	($267)	($233)	($23,036)	($44,333)

Nine Months Ended September 30, 2015
Revenue	$160,279	$-	$59,621	$-	$219,900
Operating expenses	77,206	-	43,832	-	121,038
Depreciation and depletion	40,052	67	18,251	119	58,489
Total cost of sales	117,258	67	62,083	119	179,527
Earnings (loss) from mine operations	43,021	(67)	(2,462)	(119)	40,373
Exploration expenses	(1,091)	-	-	-	(1,091)
General and administrative expenses	(2,176)	(16)	(1,872)	(17,347)	(21,411)
Earnings (loss) from operations	39,754	(83)	(4,334)	(17,466)	17,871
Other income (expense) items	(5,546)	476	3,417	1,133	(520)
Earnings (loss) before income taxes	34,208	393	(917)	(16,333)	17,351
Income tax recovery (expense)	(28,621)	-	2,902	(190)	(25,909)
Net income (loss)	$5,587	$393	$1,985	($16,523)	($8,558)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Three Months Ended September 30, 2016
Revenue	$36,581	$-	$20,431	$-	$57,012
Operating expenses	25,251	-	15,832	-	41,083
Depreciation and depletion	10,923	20	5,021	30	15,994
Total cost of sales	36,174	20	20,853	30	57,077
Earnings (loss) from mine operations	407	(20)	(422)	(30)	(65)
Exploration expenses	(206)	-	-	-	(206)
General and administrative expenses	(1,105)	(72)	(255)	(6,791)	(8,223)
Earnings (loss) from operations	(904)	(92)	(677)	(6,821)	(8,494)
Other income (expense) items	(955)	(93)	223	783	(42)
Earnings (loss) before income taxes	(1,859)	(185)	(454)	(6,038)	(8,536)
Income tax recovery (expense)	(3,394)	18	179	-	(3,197)
Net loss	($5,253)	($167)	($275)	($6,038)	($11,733)

Three Months Ended September 30, 2015
Revenue	$59,660	$-	$19,559	$-	$79,219
Operating expenses	26,859	-	15,000	-	41,859
Depreciation and depletion	14,403	22	5,081	29	19,535
Total cost of sales	41,262	22	20,081	29	61,394
Earnings (loss) from mine operations	18,398	(22)	(522)	(29)	17,825
Exploration expenses	(231)	-	-	-	(231)
General and administrative expenses	(696)	(9)	(294)	(5,248)	(6,247)
Earnings (loss) from operations	17,471	(31)	(816)	(5,277)	11,347
Other income (expense) items	(6,608)	658	2,229	4,317	596
Earnings (loss) before income taxes	10,863	627	1,413	(960)	11,943
Income tax recovery (expense)	(17,785)	-	402	37	(17,346)
Net income (loss)	($6,922)	$627	$1,815	($923)	($5,403)

5.	Revenue

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Gold	$49,557	$57,988	$147,762	$185,324
Silver	7,455	21,231	19,233	34,576
	$57,012	$79,219	$166,995	$219,900

a)	Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The 6 million ounces production threshold for the contract year ended August 5, 2016 was met in July 2016 while the 2015 threshold was met in July 2015. During the three and nine months ended September 30, 2016 and 2015, the Company sold 0.1 million ounces of silver at market prices for revenue of $2.9 million (2015 -0.8 million ounces and revenue of $12.7 million).

b)	Gold Purchase Agreement

As part of the acquisition of Brigus Gold Corp. (“Brigus”), the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension) at a price of $500 per ounce of gold (subject to an annual inflationary adjustment not to exceed 2% per year).

During the three and nine months ended September 30, 2016 the Company recorded revenue of $0.7 million and $2.0 million, respectively (2015 - $0.7 million and $2.6 million, respectively) under the contract terms.

6.	Inventories

	September 30	December 31
	2016	2015
Current portion of inventory
Gold and silver	$6,649	$10,279
Stockpiled ore	7,123	9,021
Work-in-progress	4,574	6,541
Supplies	6,157	6,123
	24,503	31,964
Long-term stockpile	-	5,694
	$24,503	$37,658

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

7.	Mining interests

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	September 30	December 31
	and leases	buildings	and vehicles	in progress	2016	2015
San Dimas	$383,868	$56,559	$64,795	$35,393	$540,615	$541,988
Black Fox Complex	160,012	4,809	33,714	2,726	201,261	184,485
Cerro Del Gallo	59,776	5,107	162	-	65,045	63,232
Corporate	-	-	349	-	349	413
Total	$603,656	$66,475	$99,020	$38,119	$807,270	$790,118

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Notes 5 (a) and (b)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 8(c)).

The carrying value of property, plant and equipment under finance leases at September 30, 2016 was $7.8 million (December 31, 2015 - $10.1 million). The lessors hold first security rights over the leased assets.

During the quarter ended June 30, 2016, the Company’s Mexican subsidiary, PEM, acquired additional concessions adjacent to its San Dimas mine in Durango, Mexico. See note 14(a) for related discussion.

8.	Debt

	September 30	December 31
	2016	2015
Current debt
6.50% convertible debentures (a)	$-	$47,751
Finance lease liabilities (b)	2,327	4,666
Revolving credit facility (c)	49,419	-
	51,746	52,417
Long-term debt
5.75% convertible debentures (d)	$61,875	$61,500
Finance lease liabilities (b)	498	1,227
	62,373	62,727
	$114,119	$115,144

(a) During 2014 as part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures ($48.1 million after investors holding $1.9 million of the debentures accepted the change of control offer made by the Company). The debentures bore interest at 6.5% per annum payable semi-annually in arrears on March 31 and September 30 of each year. These debentures were repaid in cash upon maturity on March 31, 2016.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(b) The Company is obligated under various finance leases for equipment as well as a milling facility at the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . There are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(c) The Company has a $75 million revolving credit facility available until May 23, 2017 which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. The Company drew down $50 million under the revolving credit facility to repay the 6.5% convertible debentures (note 8(a)). Unamortized transaction costs of $0.6 million have been netted against the drawn amount resulting in a carrying balance of $49.4 million at September 30, 2016. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility. As at September 30, 2016 the Company was in compliance with all debt covenants (see further discussion in note 16).

(d) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% Debentures) maturing on February 28, 2020. The 5.75% Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year. The 5.75% Debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion. The 5.75% Debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% Debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the 5.75% Debentures as financial instruments measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of operations and comprehensive income (loss).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

9.	Transaction costs and other expenses

	Nine months ended
	September 30
	2016	2015
Transaction costs relating to:
Issuance of common share purchase warrants	$232	$-
5.75% convertible debenture offering	-	3,651
Other expenses	982	34
	$1,214	$3,685

No transaction costs and other expenses were incurred for the three months ended September 30, 2016 and 2015.

10.	Finance expense

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Interest on 5.75% convertible debentures	$1,087	$1,051	$3,243	$1,642
Interest on 6.5% convertible debentures	-	798	775	2,349
Interest on revolving credit facility	533	235	1,257	783
Accretion on 6.5% convertible debentures	-	379	365	1,073
Accretion on asset retirement obligation	266	270	823	819
Amortization of revolving credit facility transaction costs	219	179	654	660
Others	209	145	337	534
	$2,314	$3,057	$7,454	$7,860

11.	Other income (expenses)

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Foreign exchange gain (loss)	($509)	($5,568)	($910)	($3,229)
Gain (loss) on derivative liability	-	208	5	1,483
Finance income	25	16	69	214
Other	-	(3)	-	(943)
	($484)	($5,347)	($836)	($2,475)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

12.	Income taxes

a)	Tax expense

Tax expense comprise the following:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Current income tax expense (recovery)	($620)	$7,575	$956	$15,331
Deferred income tax expense	3,817	9,771	10,184	10,578
Income tax expense	$3,197	$17,346	$11,140	$25,909

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Earnings (loss) before income taxes	($8,536)	$11,943	($33,193)	$17,351
Canadian federal and provincial income tax rate	26.5%	26.0%	26.5%	26.0%
Expected income tax expense (recovery)	(2,262)	3,105	(8,796)	4,511
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(174)	295	(624)	932
Share-based payments	611	3	1,519	309
Amounts allowable for tax purposes	(1,267)	(2,439)	(6,261)	(10,938)
Impact of foreign exchange and inflation	4,763	15,558	19,425	23,741
Withholding taxes on intercom pany interest	822	862	2,517	3,034
Royalty taxes in Mexico	(16)	1,027	(259)	1,924
Flow through share renunciation	39	7	227	151
Ontario mining taxes	(55)	(114)	(378)	(1,241)
Benefit of tax losses not recognized	736	(958)	3,770	3,486
Income tax expense	$3,197	$17,346	$11,140	$25,909

b)	Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (Silver Wheaton) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton company in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2015, the contract price was $4.24. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (STB), to Silver Wheaton’s Cayman subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (PEM), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company has notified the Government of Mexico that the measures taken by its tax authority (the SAT) against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. During Q3, 2016 Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

Uncertain tax treatment for tax years following 2014

For 2015 and the nine months ended September 30, 2016, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. The Company has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. While the amount of additional tax that SAT could charge PEM for years following 2014 cannot be reasonably estimated at this time, to the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

13.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Trade and other receivables	($470)	$2,136	$1,225	$1,119
Taxes receivable	(4,919)	7,092	(3,248)	5,612
Prepaid expenses	843	(4,334)	4,711	(4,746)
Inventories	2,032	4,594	4,505	(7,100)
Trade and other payables	(5,352)	(1,490)	(6,783)	(13,855)
Other taxes payable	(2,852)	-	(609)	-
	($10,718)	$7,998	($199)	($18,970)

14.	Shareholders’ equity

a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The consideration comprised a cash payment of $1.0 million (of which $0.75 million has been paid as of September 30, 2016) and the issuance of 2,010,050 of Primero’s common shares, 879,397 common shares of which were issued at the closing date, with the remaining 1,130,653 common shares to be issued on or before six months after the closing date. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company recognized an equity reserve in shareholders’ equity for the unissued common shares.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per Common share until June 25, 2018.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Out of the gross proceeds from the Offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants were classified as a financial liability in the statement of financial position.

Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss).

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive income (loss) for the quarter ended June 30, 2016. The balance of $2.3 million was allocated to share capital.

b)	Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the nine month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	Contributed Surplus
			Deferred			Phantom share
	2013 Plan PSUs	Stock options	share units	Others	Total	liability

At January 1, 2015	$3,020	$18,539	$-	($33)	$21,526	$4,037
Exercise of stock options	-	(294)	-	-	(294)	-
PSUs settled in shares	(4,404)	-	-	-	(4,404)	-
PSUs settled in cash	-	-	-	-	-	(4,205)
Expiry of warrants	-	-	-	30,046	30,046	-
Share-based compensation expense	5,769	1,964	377	-	8,110	829
At December 31, 2015	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,376)	-	-	-	(4,376)	-
PSUs settled in cash	-	-	-	-	-	(372)
Share-based compensation expense	4,814	1,610	327	-	6,751	11
At September 30, 2016	$4,823	$21,819	$704	$30,013	$57,359	$300

(i)	Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share-based compensation arrangements).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

A summary of the Company’s stock option activities for the nine month period ended September 30, 2016 and the year ended December 31, 2015 is presented below.

		Weighted
	Options	average
	outstanding	exercise price
Outstanding at January 1, 2015	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled	(71,875)	5.68
Expired	(6,254,021)	6.17
Outstanding at December 31, 2015	4,246,198	C$5.70
Granted	2,434,379	2.87
Expired	(459,957)	8.87
Outstanding at September 30,2016	6,220,620	C$4.35

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the nine month periods ended September 30, 2016 and 2015.

	2016	2015
Risk free interest rate	0.51%	0.95%
Expected life in years	3.50	3.50
Volatility	63.11%	59.27%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.85	C$1.73

As at September 30, 2016, the following stock options were outstanding and exercisable:

Awards Outstanding				Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$2.20 -C$4.00	2,669,379	3.94	C$2.85	745,781	2.56	C$2.86
C$4.01-C$8.00	3,521,320	2.42	5.42	2,898,682	2.23	5.58
C$8.01-C$12.00	14,493	0.22	8.69	14,493	0.22	8.69
C$12.01-C$16.00	6,242	2.67	13.42	6,242	2.67	13.42
C$16.01-C$19.81	9,186	0.73	18.01	9,186	0.73	18.01
	6,220,620	3.06	C$4.35	3,674,384	2.29	C$5.09

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(ii)	Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the nine month period ended September 30, 2016 and the year ended December 31, 2015 under the PSUP and the Directors PSUP is presented below.

	PSUP	Directors PSUP
Outstanding at January 1, 2015	1,329,080	186,063
Redeemed	(1,088,066)	(198,575)
Granted	-	223,883
Cancelled	(7,437)	-
Outstanding at December 31, 2015	233,577	211,371
Redeemed	(187,081)	-
Cancelled	(3,896)	-
Outstanding at September 30, 2016	42,600	211,371

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the three and nine months ended September 30, 2016 in relation to the PSUP and Directors PSUP was a recovery of $0.04 million and an expense of $0.01 million, respectively (2015 – expense of $0.3 million and $0.7 million respectively) recognized under general and administrative expenses. The total liability recognized at September 30, 2016 in respect of the PSUP and Directors PSUP was $0.3 million (December 31, 2015 - $0.7 million) which is classified as a current liability, reported within trade and other payables.

(iii)	2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the the nine months ended September 30, 2016 and year ended December 31, 2015 under the 2013 PSUP is presented below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	September 30	December 31
	2016	2015
Opening balance	2,088,902	1,152,464
Redeemed	(1,163,962)	(958,515)
Granted	3,785,724	1,960,463
Cancelled	(77,241)	(65,510)
	4,633,423	2,088,902

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the three and nine months ended September 30, 2016 in relation to the 2013 PSUP was $2.0 million and $4.8 million respectively, (2015 - $1.0 million and $4.1 million respectively).

(iv)	Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at September 30, 2016, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2016 was $0.1 million and $0.3 million respectively (2015 - $0.1 million and $0.2 million respectively).

c)	Dilutive securities

For the three and nine months ended September 30, 2016, 16,122,919 and 8,237,822 common shares, respectively, which are issuable from outstanding stock options, 2013 PSUs, DSUs and common share purchase warrants (2015 – 2,535,976 and 2,214,883, respectively) were excluded from the calculation of diluted securities as they are considered to be anti-dilutive.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

15.	Financial instruments

The Company’s financial instruments at September 30, 2016 consist of cash and cash equivalents, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At September 30, 2016, the carrying amounts of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liability approximates its carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2016 or December 31, 2015, other than those discussed below.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 8 (d)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the three and nine months ended September 30, 2016 a mark to market gain of $1.9 million and a loss of $0.4 million respectively (2015 - $9.0 million gain and $13.5 million gain, respectively) were recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 (Note 14 (a)) are considered derivative liabilities and were initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the warrants. During the three and nine months ended September 30, 2016 a mark-to-market gain of $0.9 million and $0.5 million, respectively, were recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	September 30	December 31
Level 1	2016	2015
Investment in Fortune Bay(1)	$1,583	$525
5.75% convertible debentures (2)	61,875	61,500
Warrant liability (2)	4,197	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures and warrants are calculated using the market price on the TSX as at the date of the statement of financial position.

At September 30, 2016, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as either Level 2 or 3 in the fair value hierarchy (December 31, 2015 – $nil).

16.	Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment with sufficient capability to manage unforeseen operational or industry developments
•	ensure the Company has the capital and capacity to support its long-term growth strategy
•	ensure the Company complies with its debt covenants
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	September 30	December 31
	2016	2015
Cash and cash equivalents	$31,159	$45,601
Undrawn revolving credit facility (Note 8 (c))	25,000	75,000
Current portion of long-term debt	51,746	52,417
Long-term debt	62,373	62,727
Shareholders' equity	649,263	648,876

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The revolving credit facility matures on May 23, 2017. The Company expects to renew this facility, but in the event full repayment is required cash generated by operations may not be sufficient to repay amounts outstanding under the revolving credit facility in full at maturity. The Company will seek other sources of financing should renewal of the revolving credit facility be not available on terms acceptable to the Company.

In light of the challenges faced by the Company over the last six months, the Board created an Executive Advisory Committee. This committee is providing support and advice to Management as it continues dialogue with the Mexican tax authorities, reviews its silver purchase agreement structure, examines liquidity initiatives and evaluates other strategic opportunities such as the potential sale of the Cerro del Gallo development project. There can be no assurance that the Company's efforts will be successful in any of these initiatives.

Pursuant to the terms of the revolving credit facility, the Company is required to maintain the following financial covenants:

As at
Covenant	Requirement	September 30, 2016
Tangible net worth (in $millions)[1]	=/> $586	$649
Net debt leverage ratio [2]	=/< 3.5:1	2.5:1
Senior net debt leverage ratio [3]	=/< 2.0:1	1.4:1
Interest coverage ratio [4]	=/> 4.5:1	5.1:1

[1]	Tangible net worth represents equity less goodwill and other intangible assets.
[2]

Net debt leverage ratio represents total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as defined in the credit agreement.

[3]

Senior net debt leverage ratio represents that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA, as defined in the credit agreement.

[4]	Interest coverage ratio represents earnings before interest, depreciation and amortization as defined in the credit agreement divided by interest expense.

As at September 30, 2016, the Company was compliant with these covenants. The Company closely monitors compliance to these covenants, as a breach of a covenant would be considered an event of default under the credit agreement which, if not addressed, would entitle the lenders to make the borrowings under the revolving credit facility immediately due and payable and also causing borrowings under the 5.75% convertible debentures to become immediately due and payable. Being able to remain in compliance with the covenants is dependent upon many factors including, but not limited to, commodity prices, exchange rates, and levels of gold production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to remain in compliance.

17.	Related party transactions

Other than payments to directors and key management, there were no further related party transactions for the three and nine months ended September 30, 2016 and 2015.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

18.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them. In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company intends to vigorously defend this class action lawsuit. On October 6, 2016, the Company filed a motion to dismiss this action.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(c) As at September 30, 2016, the Company had entered into commitments to purchase plant and equipment totaling $0.6 million (December 31, 2015 - $5.7 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.